OMB Approval
                                            OMB Number:  3235-0145
                                            Expires:  October 31, 1994
                                            Estimated average burden
                                            hours per response ... 14.90
                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*

                          Suburban Bancorp, Inc.
_____________________________________________________________________________
                             (Name of Issuer)

                    Class A Common Stock, $1 par value
                    Class B Common Stock, $1 par value
_____________________________________________________________________________
                      (Title of Class of Securities)

                             Class A 864346200
                               Class B  None
                     _________________________________
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement ____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)              Page 1 of 5 pages







CUSIP No. 864346200
           13G
Page 2 of 5 Pages





1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

     Gerald F. Fitzgerald, Jr.


2
Check the Appropriate Box if a Member of a Group *
                                                       (a)
                                                       (b)    X


3
SEC Use Only




4
Citizenship or Place of Organization

     United States


  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5
Sole Voting Power
 Class A:   45,613
 Class B:  177,198

6
Shared Voting Power
 Class A:  0
 Class B:  0

7
Sole Dispositive Power
 Class A:   45,613
 Class B:  177,198

8
Shared Dispositive Power
 Class A:  0
 Class B:  0


9
Aggregate Amount Beneficially Owned by Each Reporting Person
 Class A:   45,613
 Class B:  177,198


10
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares *



11
Percent of Class Represented by Amount in Row 9
 Class A:   2.08%
 Class B:  14.10%


12
Type of Reporting Person *

     In



                             Page 2 of 5 Pages






Item 1(a).    Name of Issuer:
              Suburban Bancorp, Inc.

Item 1(b).    Address if Issuer's Principal Executive Offices:
              50 North Brockway, Drawer A
              Palatine, Illinois  60078-8001

Item 2(a).    Name of Person Filing:
              Gerald F. Fitzgerald, Jr.

Item 2(b).    Address of Principal Business Office or, if none, Residence:
              Suburban Bancorp, Inc.
              50 North Brockway, Drawer A
              Palatine, Illinois  60078-8001

Item 2(c).    Citizenship:
              United States

Item 2(d).    Titles of Classes of Securities:
              Class A Common Stock, $1 par
              Class B Common Stock, $1 par

Item 2(e).    CUSIP Number :
              Class A:  864346200
              Class B:  None

Item 3.  Not applicable

Item 4.  Ownership:*

         (a)  Amount Beneficially Owned:**
              (i)  Class A    45,613
              (ii) Class B   177,198

         (b)  Percent of Class:
              (i)  Class A   2.08%
              (ii) Class B   14.10%

         (c)  Number of shares to which such person has:
              (i)  sole power to vote or direct the vote:**
                   Class A    45,613
                   Class B   177,198

              (ii) shared power to vote or direct the vote:
                   Class A   None
                   Class B   None

              (iii)  sole power to dispose or to direct disposition of: **
                     Class A    45,613
                     Class B   177,198

              (iv) shared power to dispose or to direct the disposition of:
                   Class A   None
                   Class B   None

              Note:   *    The reporting person disclaims beneficial ownership
                      of shares in the name of his spouse and shares held in trust for his child.

                   **   Includes 20,521 Class B shares owned by his spouse,
                   Denise M. Fitzgerald, and 1,950 Class A shares and 43,587 Class B shares held as trustee of a trust, the beneficiary of which is his minor child, Celine M. Fitzgerald.

Item 5.  Ownership of Five Percent or Less of a Class:
         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
         Not Applicable

Item 8.  Identification and Classification of Members of the Group:
         Not Applicable

Item 9.  Notice of Dissolution of the Group:
         Not Applicable

Item 10. Certification:
         Not applicable


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 6, 1994
                                       (Date)


                                  /s/ Gerald F. Fitzgerald, Jr.
                                       (Signature)


                                       Gerald F. Fitzgerald, Jr.
                                       (Name and Title)